Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Macy’s, Inc.:
We consent to the use of our report dated April 4, 2018 with respect to the consolidated balance sheets of Macy’s, Inc. and subsidiaries as of February 3, 2018 and January 28, 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended February 3, 2018 and the related notes, and the effectiveness of internal control over financial reporting as of February 3, 2018, incorporated by reference in this Registration Statement.

/s/ KPMG LLP
Cincinnati, Ohio
May 25, 2018